EXHIBIT 1

For Immediate Release

Contact: Bridget Smith

Third Avenue Management LLC

212-906-1164

Third Avenue Management Opposes the Proposed Abitibi-Consolidated Merger

with Bowater Incorporated

New York, NY, July 16, 2007 – Third Avenue Management LLC, an investment adviser to private and institutional clients and the largest shareholder of Abitibi-Consolidated, Inc. (NYSE: ABY, TSX: A) (“Abitibi”), announced today that the firm opposes the proposed combination of Abitibi and Bowater Incorporated and intends to vote their shares against the proposed merger at the special shareholder meeting on July 26, 2007.

In making the announcement, Amit Wadhwaney, Portfolio Manager for Third Avenue Management stated, “The combination of Abitibi and Bowater is not in the best interests of Abitibi shareholders. We believe that the proposed merger is ill conceived. Although Abitibi would be making the larger asset contribution to the deal, Abitibi shareholders are set to receive a minority of the value of the combined company. Clearly, Abitibi shareholders would be better served if management were to take advantage of opportunities to improve operating performance and strengthen the balance sheet of the existing company, rather than pursuing a merger that undervalues the company. To make matters worse, if the merger is consummated the voice in corporate governance that Abitibi shareholders have enjoyed will be lost. The combined company will adopt a staggered board entrenching its members and the management of the company, irrespective of the combined company’s performance. This will leave shareholders in the proposed entity essentially voiceless.” He added, “I am disappointed that no one seems concerned that the shareholders of the merged AbitibiBowater will be left powerless – the new company will be burdened with entrenched management, as well as an oversized, staggered board comprised of directors who cannot be dismissed by shareholders.”

Mr. Wadhwaney stated that, “It is patently unreasonable for shareholders to be asked to approve a merger while Canadian and U.S. regulatory approvals are still pending. Until such approvals are secured, it is impossible to know in what way they may be conditioned upon the disposition of assets by one or both of the merger companies to address antitrust concerns. Shareholders can not make an informed decision about the merger while key regulatory approvals are still pending.”

Mr. Wadhwaney noted that, “We have low confidence that the alleged economic benefits and synergies claimed by management will actually be realized, and urge shareholders to read carefully the risk factors and disclaimers that the companies have identified in their combined proxy circular.”

Third Avenue Management is not seeking and will not accept the proxies of other Abitibi shareholders, but urges other shareholders to vote their shares against the proposed merger.

About Third Avenue Management

Third Avenue Management LLC is a New York-based investment advisory firm that offers its services to private and institutional clients. Third Avenue adheres to a disciplined bottom-up value investment strategy to identify investment opportunities in undervalued securities of companies with high quality assets, understandable businesses and strong management teams that have the potential to create value over the long term. Third Avenue Management has $30 billion in assets under management and offers value-oriented strategies through mutual funds, separate accounts and alternative investment vehicles.

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